September 15, 2016	News Release 16–22

SILVER STANDARD PROVIDES MARIGOLD FIVE-YEAR OUTLOOK
VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) is pleased to report an updated production and cost outlook for the Marigold mine in Nevada, U.S. (the “Marigold 5-Year Outlook” or “Outlook”).

Highlights of the Marigold 5-Year Outlook:

▪	Increased gold production for scale: Gold production is expected to average nearly 220,000 ounces per year, a 20% increase compared to the 2014 Technical Report.

▪
Lower cash costs and increased operating cash flow: Forecast cash costs decrease to an average of approximately $700 per payable ounce of gold sold due to increased production and sustained operating efficiencies.

▪	Enhanced mine fundamentals: A lower average strip ratio of 2:1 reflects positive results from the Assay Program for lower per tonne ore costs, compared to the 2014 Technical Report.

▪	Focus and discipline for long-term value: Successful Operational Excellence initiatives and disciplined exploration underpin increased production and drive toward mine life extension.
Paul Benson, President and CEO said, “The completion of the Assay Program and ‘OE’ initiatives support our outlook for Marigold to produce nearly 35,000 more ounces of gold per year compared to the 2014 Technical Report, at approximately $700 per ounce cash costs. This step-change that drives the average Marigold production forecast to nearly 220,000 ounces of gold per year is even more impressive considering the mine has been in continuous production for 28 years.
Importantly, this should be seen as an interim step. We will be including results from the 2016 infill and exploration drilling in our Mineral Resources estimate to be released in the first quarter of 2017. We expect these results to add to Mineral Reserves and Resources and to the forecasted mine life. The Outlook also does not include any benefits from the Valmy land acquired last year, which has the potential to increase production through higher grades and lower costs due to shorter haul distances. We expect to see these benefits reflected in production schedules over coming years.”

Marigold Overview
The Marigold mine is an open-pit gold mine located in Humboldt County, Nevada, U.S., at the northern end of the Battle Mountain-Eureka trend. The mine has been in continuous production since 1988. Ore is mined by conventional truck and shovel equipment and processed via a large run-of-mine heap leach operation, processing an average of 25 million ore tonnes per year. The truck fleet was expanded in 2016 and is now comprised of 21 x 300-tonne class trucks, having the capacity to move between 75 and 80 million tonnes of material per year.
Since issuing the technical report titled “NI 43-101 Technical Report on the Marigold Mine, Humbolt County, Nevada” (the “2014 Technical Report”) in November 2014, we have completed our assay program (the “Assay Program”), re-assaying drill holes within the pit envelopes with historical zero grade reported assays. The Assay Program has been successful in reclassifying waste material to lower grade ore zones within the planned mining areas. As a result, the strip ratio over this five-year period is projected to average 2:1.
As a result of the expanded mine fleet, our Operational Excellence focus and the Assay Program, the mine is expected to average 220,000 ounces per year producing between 200,000 and 240,000 ounces of gold each year for the period 2017 to 2021.
Cash costs, including mining costs, processing costs, general and administrative costs and royalties, are expected to average approximately $700 per payable ounce of gold sold over the period from 2017 to 2021. The lower average cash costs per ounce of gold sold relative to the 2014 Technical Report reflect the forecast 20% higher annual gold production and productivity measures which more than offset the costs associated with mining more tonnes and the longer haulage distances to the leach pads for the increased ore tonnes.
Sustaining capital expenditures reflect longer mine life expectations as compared to the 2014 Technical Report that assumed the mine would be nearing the end of active mining by 2022. In line with recent experience, sustaining capital expenditures are expected to range from $20 million to $35 million per year over the period and account for additional leach pad capacity that will be required for the increase in ore tonnes and replacement and maintenance of mine fleet for the extended mine life. The forecasted higher production at lower cash costs, with the drive to extend mine life, is expected to support higher future operating cash flows.
With respect to updated Mineral Resources and Mineral Reserves estimates, the results from our ongoing exploration program will be included in our annual 2016 Mineral Reserves and Mineral Resources estimate to be published in the first quarter of 2017. This estimate is expected to reflect the benefits of the Assay Program and 2016 exploration activities. Ongoing exploration expenditures for the Marigold mine are forecast to remain in line with recent spending at $2 million to $4 million per year.
The mine currently employs 380 people, who manage and maintain the mine and plant to world-class safety and environmental standards. The Marigold mine benefits from one of the world’s most favorable exploration and mining jurisdictions with a stable tax regime, streamlined permitting process and access to highly qualified labor.

Summary of the Marigold 5-Year Outlook
Following is a summary of production and cash costs that the Marigold mine is expected to achieve over the period from 2017 to 2021.
Table 1: Operating and Financial Summary

		2017	2018	2019	2020	2021
Gold production	Koz	205-215	200-210	225-235	205-215	230-240
Cash costs (1)	$/oz	$655-$705	$830-$880	$740-$790	$660-$710	$550-$600
Capital investment	$M	$30	$35	$25	$20	$25
Capitalized deferred stripping	$M	$18	$15	$15	$30 (2)	$70 (2)

Notes:

(1)	Cash costs is a non-GAAP financial measure. Please see "Cautionary Note Regarding Non-GAAP Measures” in this news release.

(2)	Elevated deferred stripping activity relates to stripping further phases of the mine plan that is expected to benefit future periods and support mine life extension.

Table 2: Key Economic Assumptions

Assumption	Units	Value
Oil Price	$/bbl	$65
Royalty Rate (1)%		10%

Note:

(1)	Annual average royalty rate varies from 9.1% to 10.0% for the period between 2017 to 2021 and is based on a $1,300 gold price for any related calculations.
Qualified Persons
The scientific and technical data contained in this news release relating to the Marigold mine has been reviewed and approved by Thomas Rice, SME Registered Member, a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and our Technical Services Manager at the Marigold mine.
About Silver Standard
Silver Standard is a Canadian-based precious metals producer with three wholly-owned and operated mines, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the Pirquitas silver mine in Jujuy Province, Argentina. We also have two feasibility stage projects and an extensive portfolio of exploration properties throughout North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: Silver Standard Resources Inc.

For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

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Cautionary Note Regarding Forward-Looking Statements:
This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: future production of gold; future costs of inventory, and cash costs and total costs per payable ounce of gold; the price of gold; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for gold produced at the Marigold mine; timing of production and the cash costs and total costs of production at the Marigold mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; ability to add to Mineral Reserves and Mineral Resources and extend forecasted mine life for the Marigold mine; the estimates of expected or anticipated economic returns from the Marigold mine, including future sales of metals produced by us; and our plans and expectations for the Marigold mine.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine; our ability to replace Mineral Reserves; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; potential labour unrest; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; indigenous peoples’ title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; assessments by taxation authorities in multiple jurisdictions claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; shortage or poor quality of equipment or supplies; an event of default under our convertible notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; conflicts of interest that could arise from certain of our directors’ involvement with other natural resource companies; information systems security threats; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (“SEC”).

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Marigold mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors
This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including cash costs per payable ounce of gold sold. Non-GAAP measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures employed by other companies. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements. Readers should also refer to our management’s discussion and analysis, available under our corporate profile at www.sedar.com or on our website at www.silverstandard.com, under the heading “Non-GAAP and Additional GAAP Financial Measures” for a more detailed discussion of how we calculate such measures and for a reconciliation of such measures to IFRS terms.